

Mail Stop 6010

December 6, 2007

Via Facsimile and U.S. Mail

Mr. Dennis Sunshine
Chief Executive Officer
Orbit International Corp.
80 Cabot Court
Hauppauge, NY   11788

> **Re: Orbit International Corp.**
> **Form 10-KSB for the year ended December 31, 2006**
> **Filed April 2, 2007**
> **Form 10-QSB for the period ended September 30, 2007**
> **File No. 0-3936**

Dear Mr. Sunshine:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB for the quarter ended September 30, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

1.   We note your response to our prior comment as well as the disclosure about EBITDA, as adjusted, under "Results of Operations" in the Form 10-QSB for the quarterly period ended September 30, 2007. Please note that the exceptions permitted in Item 10(h)(1)(ii)(A) of Regulation S-B applies only to earnings before interest, taxes, depreciation and amortization (EBITDA). The measure that you are presenting here is not consistent with EBITDA as permitted in Item 10(h)(1)(ii)(A) of Regulation S-B.

- You state that you present "EBITDA, as adjusted" because you believe it is useful as a measure of cash generated by your business operations. Based on this description, it appears that "EBITDA, as adjusted" is used as a non-GAAP liquidity measure. Please revise future filings to reconcile your non-GAAP measure to the most directly comparable non-GAAP measure. In the case of a liquidity measure, it would appear that the most directly comparable non-GAAP measure would be cash flows from operating activities. Refer to Item 10(1)(i)(A) of Regulation S-B. Please note this comment also applies to your presentation of EBITDA, as adjusted, in your Form 8-K dated November 8, 2007.

- Under Item 10(h)(1)(ii)(A) of Regulation S-B, it is not appropriate to exclude charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from your non-GAAP liquidity measure. We note that your current non-GAAP measure excludes interest and taxes, both of which would appear to require cash settlement. Please tell us how your non-GAAP measure complies with Item 10(h)(1)(ii)(A) of Regulation S-B. Otherwise, revise the non-GAAP measure to comply with this guidance.

- Alternatively, we would not object if you elected to present a non-GAAP measure of EBITDA that is consistent with EBITDA defined in Item 10(h)(1)(ii)(A) of Regulation S-B.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Branch Chief